May 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Andrew Blume
Kevin Woody

RE:	Babcock & Wilcox Enterprises, Inc.
Comment Letter dated May 6, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 31, 2025
File No. 001-36876

Dear Mr. Blume and Mr. Woody,

Babcock & Wilcox Enterprises, Inc. (the “Company”) confirms receipt of a comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 6, 2025 relating to the above-referenced filing. As communicated on a call to Andrew Blume on May 6, 2025, the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before June 4, 2025.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ Cameron Frymyer
Cameron Frymyer
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.

Babcock & Wilcox Enterprises, Inc.
1200 E Market Street | Suite 650	www.babcock.com
Akron, OH 44305 | USA
Phone: +1 330.753.4511